
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 7, 2006

via U.S. mail and facsimile

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

> **RE: Moog Inc,**
> **Form 10- K for the Fiscal Year Ended September 24, 2005**
> **Filed December 7, 2005**
> **File No.1-05129**

Dear Mr. Brady:

We have reviewed your response letter dated May 18, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2005

Note 1 – Summary of Significant Accounting Policies, page 59

1. We note your response to prior comment 1. You believe that the recommended disclosure related to expensing research and development is sufficient. However, your current and recommended disclosure does not provide investors with sufficient information to gain an understanding of your accounting for pre-production costs. In future filings please enhance your disclosure to provide your accounting policy for these costs. We would expect your disclosure to be consistent with your response to us dated 5/18/06.

Segment Reporting FAS 131

2. We note that the Quarterly Analysis – Moog "Green Book" is distributed to the CODM on a quarterly basis. We also note that the "Green Book" contains:

    -       Discrete financial information for the International Group, by geographic region, including at the national level:

- Discrete financial information for other entities, such as MCG, FCS and Flo-Tork;
- Aircraft Controls is further broken down by both geography and Commercial and Military components, again providing discrete financial information, including profitability;
- Space Defense is broken out geographically, including operating profit measures;
- Components is broken out at the national level.

We note that your CODM regularly reviews discrete financial information at a level substantially below that of your reportable segments. Considering the definition of an operating segment in FAS 131, paragraph 10, and considering the scope of your company and the reports provided, it appears clear to us that your operating segments are at some level below your reportable segments. We ask that you consider the guidance of FAS 131 carefully and supplementally provide us with a more vigorous analysis of how you have developed your reportable segments.

After the disposition of this issue, we may have further comments regarding your reporting units.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant